oerlikon

RECEIVED
2008 SEP 17 A 10: 35
FICE OF INTERNATIONAL
CORPORATE FIN.

08004969

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date September 15, 2008
Contact Martina C. Erni

Unaxis Holding
~~OC Oerlikon Corporation AG~~, Pfäffikon
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

PROCESSED
SEP 23 2008
THOMSON REUTERS

Enclosure

- **Thomas Babacan appointed Chief Operating Officer of Oerlikon**

dlw 9/18

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Thomas Babacan appointed Chief Operating Officer of Oerlikon

Pfäffikon SZ, September 15, 2008 – Thomas Babacan – until now CEO of the Oerlikon Vacuum segment – has been appointed a member of the Executive Board of Oerlikon Group. From October 1st he will assume the function of Chief Operating Officer (COO) and report directly to Oerlikon CEO Dr. Uwe Krüger. „With more than ten years of experience, Thomas Babacan will focus on increasing shareholder value by improving operative performance and accelerating profitable growth", says CEO Krüger. Thomas Babacan will continue to head Oerlikon Vacuum as segment CEO until a successor has been appointed.

Thomas Babacan initiated a fast and sustained turnaround of the vacuum business in 2005 by investing in new products and efficient production plants, building up a new management team, re-orientating the sales structure and gaining access to new markets. Since then, the segment has been enjoying above-average sales growth and a constantly increasing profit margin. Thomas Babacan studied economics in Frankfurt a.M. and joined the Oerlikon Group in 1999. Since then he hold various management positions in the company, both on the headquarter and the operative level.

For further information, please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 91 93 ir@oerlikon.com www.oerlikon.com

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in industrial solutions and cutting-edge technology, and is active in the six sectors of textile machinery and plant engineering, thin-film solar, thin-film coating, drive, precision and vacuum technology. A Swiss company with a tradition going back 100 years, Oerlikon is a global player in today's market with more than 19,000 employees in 170 locations spanning 35 countries, and a turnover of CHF 5.6 billion in 2007. The company is ranked first or second in the respective markets and invested just under 5 percent of its revenue in research and development in 2007 (CHF 274 million).

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